UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3/A
(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Blue Ocean Resources Pte. Ltd.
PT Central Proteinaprima Tbk.
PT Centralwindu Sejati
PT Centralpertiwi Bahari
PT Marindolab Pratama
PT Central Panganpertiwi
(Names of Applicants)

Blue Ocean Resources Pte. Ltd. 8 Murray Street, #01-01 Singapore 079522	PT Central Proteinaprima Tbk. PT Centralpertiwi Bahari PT Central Panganpertiwi 19th Floor Wisma GKBI, Jl. Jend. Sudirman No. 28 Jakarta 10210, Indonesia	PT Marindolab Pratama Jl. Modern Industri III Blok A9-10, Nambo Ilir, Kibin, Serang, Indonesia	PT Centralwindu Sejati Jalan Berbek Industri I/24, Brebek, Waru, Sidoarjo, Indonesia
(Addresses of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Step Up Rate Guaranteed Senior Secured Notes due 2020	US$325,000,000 aggregate principal amount

Approximate date of proposed issuance
On the Exchange Date as referred to herein.

Name and address of agent for service

CT Corporation
111 8th Avenue # 13
New York, New York 10011
Tel: (212) 894-8940

With a copy to:
Tandip Singh Premier Law LLC 22 Malacca Street #14-02 RB Capital Building Singapore 048980 Tel: (65) 6372-2030 Fax: (65) 6536-6698	Andrew D. Hutton O’Melveny & Myers LLP 9 Raffles Place #22-01 Republic Plaza 1 Singapore 048619 Tel: (65) 6593-1800 Fax: (65) 6593-1801

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the U.S. Securities and Exchange Commission (the “SEC”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “TIA”),  may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 (this “Amendment”) is being filed by each of Blue Ocean Resources Pte. Ltd., PT Central Proteinaprima Tbk., PT Centralwindu Sejati, PT Centralpertiwi Bahari, PT Marindolab Pratama and PT Central Panganpertiwi (collectively, the “Applicants”). This Amendment is solely to make the amendments set forth below and to file the Exhibits filed herewith. This Amendment is not intended to amend or delete any other part of the Applicants’ Application for Qualification on Form T-3 filed on February 25, 2013 with the SEC (the “Original Application”). All other information in the Original Application is unchanged and has been omitted from this Amendment.

Amendments to the Original Application

1. Item 2 of the Original Application is deleted and replaced in its entirety with the following:

Item 2. Securities Act exemption applicable. State briefly the facts relied upon by the Applicants as a basis for the claim that registration of the Indenture securities under the Securities Act of 1933, as amended (the “Securities Act”), is not required.

The Applicants are offering to exchange (the “Exchange”) the Issuer’s US$325,000,000 11% Guaranteed Senior Secured Notes Due 2012 (the “Existing Notes”) for US$325,000,000 Step Up Rate Guaranteed Senior Secured Notes due 2020 (the “Amended and Restated Notes”). The Exchange will be effected pursuant to a scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act (Chapter 50; 2006 Revised Edition) of the Republic of Singapore (the “Act”). On January 18, 2013, the Issuer petitioned the High Court of the Republic of Singapore (the “Court”) for leave to convene a meeting (the “Scheme Meeting”) of the holders of the Existing Notes (collectively, the “Scheme Creditors”) for the purpose of considering and, if thought fit, approving, the Scheme. On February 14, 2013, the Court issued an order (the “Convening Order”) granting the Issuer leave to convene the Scheme Meeting, which is scheduled to take place on April 18, 2013. In accordance with the Convening Order, the Issuer advertised the date, time and location of the Scheme Meeting by publishing advertisements in the Business Times and Lianhe Zaobao (each a newspaper with general circulation in the Republic of Singapore), circulating a notice to holders of Existing Notes through the clearing systems and publishing a notice on an approved bondholder communications website.

If the Scheme is approved at the Scheme Meeting by a majority in number representing three fourths (¾) by value of those Scheme Creditors present and voting (in person or by proxy) at the Scheme Meeting, the Chairman of the Scheme Meeting will file a report with the Court describing the proceedings at the Scheme Meeting and confirming that the Scheme was approved by the requisite majorities of Scheme Creditors. The Court will then, upon the application of the Issuer, schedule a hearing (the “Sanction Hearing”) where it will decide whether to sanction the Scheme in accordance with the provisions of the Act. In considering whether to exercise its powers to sanction the Scheme at the Sanction Hearing, the Court will consider: (i) whether the relevant provisions of the Act have been complied with; and (ii) whether the proposed Scheme is fair and reasonable based on: (a) the Court’s own assessment of the Scheme; (b) a fairness opinion submitted by an independent financial adviser; and (iii) any representations which may be made by any of the Applicants and/or the Scheme Creditors who appear at the Sanction Hearing. If the Scheme is sanctioned by the Court at the Sanction Hearing, an office copy of the Court order sanctioning the Scheme (the “Sanction Order”) will need to be delivered to the Accounting and Corporate Regulatory Authority of the Republic of Singapore (“ACRA”) in order for the Scheme to become effective. If the Scheme becomes effective, it will (under the laws of the Republic of Singapore) be binding on all Scheme Creditors.

Under the terms of the Scheme, the Existing Notes will be amended and restated on the terms set out in an amended and restated indenture to be executed by (among others) the Applicants and the Trustee (the “Indenture”) (see Exhibit T3C). The Amended and Restated Notes will be issued by the Issuer in reliance on the exemption from registration provided in Section 3(a)(10) of the Securities Act, which states, in relevant part, that:

“…any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests…where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court…”

The main elements of the Section 3(a)(10) exemption are:

(a) The securities must be issued in exchange for securities, claims, or property interests; they cannot be offered for cash.

Pursuant to the Scheme, the Amended and Restated Notes will be issued in exchange for the Existing Notes on a date falling approximately two (2) weeks after the date on which an office copy of the Sanction Order is delivered to ACRA (the “Exchange Date”).

(b) A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

If the Scheme is approved by the requisite majorities of Scheme Creditors at the Scheme Meeting, it must be approved by the Court at the Sanction Hearing in order to become effective. In determining whether to approve the Scheme, the Court will consider whether the Scheme (including the Exchange) is fair and reasonable to all Scheme Creditors. The Court will also consider whether the Scheme was approved as a result of a fair and transparent voting procedure. All Scheme Creditors will be entitled to appear and make representations (through counsel) at the Sanction Hearing and the Court will also consider these representations in determining whether to approve the Scheme.

(c) The reviewing court or authorized governmental entity must:

•	find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued; and

See (b) above.

•	be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

The Court has been advised that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof. An affidavit sworn by the sole director of the Scheme Company and filed with the Court in relation to the convening application included the following statement:

“I should also note that the Applicant may rely upon any order made by the Court sanctioning the Scheme to establish, under Section 3(a)(10) of the United States Securities Act of 1933, a basis for an exemption from the registration requirements which might otherwise arise pursuant to the US Securities Act in respect of the Amended and Restated Notes. I understand that Section 3(a)(10) of the US Securities Act provides an exemption from registration where securities are issued in exchange for one or more bona fide outstanding securities, where the terms and conditions of such issuance and exchange are approved by a court, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue such securities have the right to appear.”

(d) The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

See (b) above.

(e) A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

Under the Act, the Court is authorized to conduct the Sanction Hearing and, assuming the Scheme is approved by the requisite majorities of Scheme Creditors at the Scheme Meeting, the Court is expressly authorized under the Act to sanction the Scheme. In deciding whether or not to sanction the Scheme, the Court will, in accordance with established principals of Singapore law, consider the fairness and reasonableness of the terms and conditions of the Scheme (including the Exchange) as well any representations which are made by any of the Scheme Creditors who appear (through counsel) at the Sanction Hearing. The Court has discretion as to whether to sanction the Scheme and is not required to do so if it does not consider it to be fair and reasonable.

(f) The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

All Scheme Creditors will be entitled to appear and make representations (through counsel) at the Sanction Hearing and the Court will take these representations into account in determining whether the terms and conditions of the Scheme (including the Exchange) are fair and whether to sanction the Scheme.

(g) Adequate notice must be given to all those persons.

Notice of the Scheme Meeting was initially provided to the Scheme Creditors on March 8, 2013 notifying the Scheme Creditors that the Scheme Meeting would be held on April 9, 2013. A subsequent notice was provided to the Scheme Creditors on March 20, 2013 notifying the Scheme Creditors that the Scheme Meeting would be postponed and rescheduled to April 18, 2013. Both notices were published in the Business Times and Lianhe Zaobao (each a newspaper with general circulation in the Republic of Singapore) as well as being circulated to holders of Existing Notes through the clearing systems and published on an approved bondholder communications website. Adequate notice of the Sanction Hearing will also be provided to all Scheme Creditors once the date, time and location of the Sanction Hearing has been determined.

(h) There cannot be any improper impediments to the appearance by those persons at the hearing.

There are no improper impediments to the appearance of the Scheme Creditors at the Sanction Hearing.

Assuming that the Scheme is approved at the Scheme Meeting and the Sanction Order is made by the Court as described above, each of the elements (a) to (h) above will be satisfied in connection with the issuance of the Amended and Restated Notes.

2. Item 5 of the Original Application is amended to include the following disclosure at the end of the item.

PT Central Proteinaprima Tbk. is the majority and controlling shareholder of each of Blue Ocean Resources Pte. Ltd. (100.00%), PT Centralwindu Sejati (99.99%), PT Centralpertiwi Bahari (99.37%), PT Marindolab Pratama (90.00%) and PT Central Panganpertiwi (99.98%). In accordance with Indonesian law, PT Central Proteinaprima Tbk. has both a Board of Commissioners and a Board of Directors. The two boards are separate and no individual may be a member of both boards. The Board of Commissioners has the task of supervising management and the Board of Directors manages the company on a day-to-day basis.

PT Central Proteinaprima Tbk.’s Board of Directors, with the approval in certain instances from all members of its Board of Commissioners, has the authority to exercise voting and dispositive powers over the shares it owns in each of Blue Ocean Resources Pte. Ltd., PT Centralwindu Sejati, PT Centralpertiwi Bahari, PT Marindolab Pratama and PT Central Panganpertiwi. Below are the names of each member of the Board of Directors and each member of the Board of Commissioners of PT Central Proteinaprima Tbk.:

Board of Directors

Mahar Atanta Sembiring	President Director
mRT. Jimmy Joeng	Vice President Director
Achmad Wahyudi	Unaffiliated Director
Drs. Isman Hariyanto	Director
Sutanto Surjadjaja	Director
Fredy Robin Sumendap	Director
Aris Wijayanto	Director
Saleh	Director

Board of Commissioners

Fachrul Razi	President Commissioner & Independent Commissioner
K.R.T. Franciscus Affandy	Vice President Commissioner
Djoko Muhammad Basoeki	Independent Commissioner

PT Central Proteinaprima Tbk. is a publicly held company whose shares are widely held and each shareholder of PT Central Proteinaprima Tbk. will have its own requirements as to what level of authority is required to exercise voting and dispositive powers over the shares each holds in PT Central Proteinaprima Tbk.

3. Exhibit 25.1 to the Original Application is deleted and replaced in its entirety with Exhibit 25.1 filed with this Amendment in order to include an updated report of the condition of the Trustee dated as of February 4, 2013.

SIGNATURE

Pursuant to the requirements of the TIA, each of the Applicants below, each a corporation, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, on the 11th day of April, 2013.

THE COMMON SEAL OF BLUE OCEAN RESOURCES PTE. LTD. BE AFFIXED HEREUNTO IN ACCORDANCE WITH ITS ARTICLES OF ASSOCIATION

By:	/s/ Martial Jean Francois Nicolas
Name:	Martial Jean Francois Nicolas
Title:	Director

PT CENTRAL PROTEINAPRIMA TBK.

By:	/s/ Mahar Atanta Sembiring
Name:	Mahar Atanta Sembiring
Title:	President Director

By:	/s/ Saleh
Name:	Saleh
Title:	Director

PT CENTRALPERTIWI BAHARI

By:	/s/ Mahar Atanta Sembiring
Name:	Mahar Atanta Sembiring
Title:	President Director

By:	/s/ DR. Bambang Widigdo
Name:	DR. Bambang Widigdo
Title:	Director

PT CENTRALWINDU SEJATI

By:	/s/ Sutanto Surjadjaja
Name:	Sutanto Surjadjaja
Title:	President Director

By:	/s/ Drs. Isman Hariyanto
Name:	Drs. Isman Hariyanto
Title:	Director

PT CENTRAL PANGANPERTIWI

By:	/s/ mRT. Jimmy Joeng
Name:	mRT. Jimmy Joeng
Title:	President Director

By:	/s/ Fredy Robin Sumendap
Name:	Fredy Robin Sumendap
Title:	Director

PT MARINDOLAB PRATAMA

By:	/s/ Bambang Susanto
Name:	Bambang Susanto
Title:	President Director

By:	/s/ DR. Bambang Widigdo
Name:	DR. Bambang Widigdo
Title:	Director

EXHIBIT INDEX

Exhibit Number	Document
Exhibit T3A.1	Articles of Blue Ocean Resources Pte. Ltd.

Exhibit T3A.2	Articles of PT Central Proteinaprima Tbk.

Exhibit T3A.3	Articles of PT Centralpertiwi Bahari

Exhibit T3A.4	Articles of PT Centralwindu Sejati

Exhibit T3A.5	Articles of PT Central Panganpertiwi

Exhibit T3A.6	Articles of PT Marindolab Pratama

Exhibit T3B.1	By-laws of Blue Ocean Resources Pte. Ltd.

Exhibit T3B.2	By-laws of PT Central Proteinaprima Tbk.

Exhibit T3B.3	By-laws of PT Centralpertiwi Bahari

Exhibit T3B.4	By-laws of PT Centralwindu Sejati

Exhibit T3B.5	By-laws of PT Central Panganpertiwi

Exhibit T3B.6	By-laws of PT Marindolab Pratama

Exhibit T3C*
Form of Indenture among Blue Ocean Resources Pte. Ltd., as Issuer, PT Central Proteinaprima Tbk., as Parent Guarantor, each of the Subsidiary Guarantors named therein and The Bank of New York Mellon, as Trustee

Exhibit T3D.1*	Convening Order of the High Court of the Republic of Singapore

Exhibit T3D.2**	Final Sanction Order of the High Court of the Republic of Singapore

Exhibit T3E***	Scheme Document (including the Information Circular attached as Appendix 18 to the Scheme Document)

Exhibit T3F*	TIA Cross Reference Sheet

Exhibit 25.1****	Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon, as Trustee under the Indenture to be qualified
_____________
* Previously filed.
** To be filed by amendment.
*** Appendix 7 to the Scheme Document was previously filed as Exhibit T3C.
**** Previously filed but amended by way of this Amendment.